UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
     UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

                                             Commission File Number 1-10788
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                      INTERNATIONAL SPECIALTY PRODUCTS INC.
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             (Exact name of registrant as specified in its charter)


           818 WASHINGTON STREET, WILMINGTON, DELAWARE (302) 429-8554
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE(1)
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            (Title of each class of securities covered by this Form)

                                      NONE
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 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) |X|                  Rule 12h-3(b)(1)(i) |X|
Rule 12g-4(a)(1)(ii)|_|                  Rule 12h-3(b)(1)(ii)|_|
Rule 12g-4(a)(2)(i) |_|                  Rule 12h-3(b)(2)(i) |_|
Rule 12g-4(a)(2)(ii)|_|                  Rule 12h-3(b)(2)(ii)|_|
                                         Rule 15d-6          |_|

   Approximate number of holders of record as of the certification or notice date: NONE
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   Pursuant to the requirements of the Securities Exchange Act of 1934, International Specialty Products Inc. (formerly known as ISP Holdings Inc.), as successor to International Specialty Products Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 15, 1998          By: /s/ Richard A. Weinberg
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                                  Richard A. Weinberg, Executive Vice President
                                                       and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(1) This form is filed by International Specialty Products Inc., formerly known as ISP Holdings Inc., as successor issuer to International Specialty Products Inc. (a former wholly-owned subsidiary of ISP Holdings Inc.) in connection with the merger of International Specialty Products Inc. with and into ISP Holdings Inc., with ISP Holdings Inc. being the surviving corporation, to indicate that International Specialty Products Inc. will no longer be required to file reports under the Securities Exchange Act of 1934.


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